August 7, 2019

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:         Justin Dobbie, Legal Branch Chief

Re:	TransDigm Inc.

TransDigm Group Incorporated

Registration Statement on Form S-4

Filed August 7, 2019

Ladies and Gentlemen:

On the date hereof, TransDigm Inc., a Delaware Corporation (the “Issuer”), and TransDigm Group Incorporated, TransDigm UK Holdings plc, Acme Aerospace, Inc., Adams Rite Aerospace, Inc., AeroControlex Group, Inc., Aerosonic LLC, Airborne Acquisition, Inc., Airborne Global, Inc., Airborne Holdings, Inc., Airborne Systems NA Inc., Airborne Systems North America Inc., Airborne Systems North America of CA Inc., Airborne Systems North America of NJ Inc., AmSafe, Inc., AmSafe Global Holdings, Inc., Arkwin Industries, Inc., Aviation Technologies, Inc., Avionic Instruments LLC, Avionics Specialties, Inc., AvtechTyee, Inc., Beta Transformer Technology Corporation, Beta Transformer Technology LLC, Breeze-Eastern LLC, Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., Bridport Holdings, Inc., Bruce Aerospace Inc., CDA InterCorp LLC, CEF Industries, LLC, Champion Aerospace LLC, Data Device Corporation, Dukes Aerospace, Inc., Electromech Technologies LLC, Extant Components Group Holdings, Inc., Extant Components Group Intermediate, Inc., HarcoSemco LLC, Hartwell Corporation, ILC Holdings, Inc., Johnson Liverpool LLC, Kirkhill Inc., MarathonNorco Aerospace, Inc., McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace US LLC, North Hills Signal Processing Corp., North Hills Signal Processing Overseas Corp., Pexco Aerospace, Inc., PneuDraulics, Inc., Schneller LLC, Semco Instruments, Inc., Shield Restraint Systems, Inc., Skandia, Inc., Skurka Aerospace Inc., Symetrics Industries, LLC, Symetrics Technology Group, LLC, Tactair Fluid Controls, Inc., TEAC Aerospace Holdings, Inc., TEAC Aerospace Technologies, Inc., Telair International LLC, Telair US LLC, Texas Rototronics, Inc., Transicoil LLC, Whippany Actuation Systems, LLC, Young & Franklin Inc., Esterline Technologies Corporation, Souriau USA, Inc., Esterline

International Company, Leach Holding Corporation, Leach International Corporation, Leach Technology Group, Inc., TA Aerospace Co., CMC Electronics Aurora LLC, Advanced Input Devices, Inc., Esterline Europe Company LLC, Treality SVS LLC, ScioTeq LLC, Angus Electronics Co., Avista, Incorporated, Auxitrol Weston USA, Inc., Esterline Technologies SGIP LLC, Hytek Finishes Co., Janco Corporation, Mason Electric Co., NMC Group, Inc., Norwich Aero Products, Inc., Palomar Products, Inc., 17111 Waterview Pkwy LLC, Korry Electronics Co., Memtron Technologies Co., Sunbank Family of Companies LLC, Joslyn Sunbank Company, LLC, Armtec Defense Products Co., Armtec Countermeasures Co., Armtec Countermeasures TNO Co., Racal Acoustics, Inc. and Gamesman Inc. (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $550,000,000 aggregate principal amount of the Issuer’s 7.500% Senior Subordinated Notes due 2027 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 7.500% Senior Subordinated Notes due 2027, which were issued on February 13, 2019.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.

The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.

The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.

The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*    *    *

                                                                      Very truly yours,

TRANSDIGM INC.

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title:	Chief Financial Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title	Chief Financial Officer

[Signature Page to Exxon Letter]

ACME AEROSPACE, INC.
ARKWIN INDUSTRIES, INC.
AVTECHTYEE, INC.
BETA TRANSFORMER TECHNOLOGY CORPORATION
BETA TRANSFORMER TECHNOLOGY LLC
By:	Beta Transformer Technology Corporation, as its sole member
BRUCE AEROSPACE INC.
DATA DEVICE CORPORATION
DUKES AEROSPACE, INC.
EXTANT COMPONENTS GROUP HOLDINGS, INC.
EXTANT COMPONENTS GROUP INTERMEDIATE, INC.
JOHNSON LIVERPOOL LLC
By:	Young & Franklin Inc., its sole member
NORTH HILLS SIGNAL PROCESSING CORP.
NORTH HILLS SIGNAL PROCESSING OVERSEAS CORP.
PEXCO AEROSPACE, INC.
PNEUDRAULICS, INC.
SEMCO INSTRUMENTS, INC.
SKANDIA, INC.
SYMETRICS INDUSTRIES, LLC
By:	Symetrics Technology Group, LLC, its sole member
By:	Extant Components Group Intermediate, Inc., its sole
member
SYMETRICS TECHNOLOGY GROUP, LLC
TACTAIR FLUID CONTROLS, INC.
TEAC AEROSPACE HOLDINGS, INC.
TEXAS ROTRONICS, INC.
YOUNG & FRANKLIN INC.

By:	/s/ Michael J. Lisman
Name: Michael J. Lisman
Title: Chief Executive Officer

AEROCONTROLEX GROUP, INC.

By:	/s/ Michael J. Lisman
Name: Michael J. Lisman
Title: President and Chief Executive Officer

[Signature Page to Exxon Letter]

AEROSONIC LLC
AVIONIC INSTRUMENTS LLC
BREEZE-EASTERN LLC
CDA INTERCORP LLC
CEF INDUSTRIES, LLC
CHAMPION AEROSPACE LLC
HARCOSEMCO LLC
SCHNELLER LLC
TELAIR US LLC
TELAIR INTERNATIONAL LLC
By:	Telair US LLC, as its sole member
WHIPPANY ACTUATION SYSTEMS, LLC

Each by: TransDigm Inc., its sole member

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title:	Chief Financial Officer

AIRBORNE SYSTEMS NA INC.
AIRBORNE SYSTEMS NORTH AMERICA INC.
AVIONICS SPECIALTIES, INC.
ILC HOLDINGS, INC.
MCKECHNIE AEROSPACE HOLDINGS, INC.

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title:	President

BRIDPORT ERIE AVIATION, INC.

By:	/s/ Jonathan D. Crandall
	Name:	Jonathan D. Crandall
	Title:	Chairman of the Board of Directors and President

AIRBORNE SYSTEMS NORTH AMERICA OF CA INC.
KIRKHILL INC.
TEAC AEROSPACE TECHNOLOGIES, INC.

By:	/s/ Jonathan D. Crandall
	Name:	Jonathan D. Crandall
	Title:	Treasurer

[Signature Page to Exxon Letter]

ADAMS RITE AEROSPACE, INC.
AIRBORNE SYSTEMS NORTH AMERICA OF NJ INC.
AMSAFE GLOBAL HOLDINGS, INC.
AMSAFE, INC.
HARTWELL CORPORATION
MARATHONNORCO AEROSPACE, INC.
SHIELD RESTRAINT SYSTEMS, INC.
SKURKA AEROSPACE INC.

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title:	Chairman of the Board of Directors and
Chief Executive Officer

ELECTROMECH TECHNOLOGIES LLC
By:	McKechnie Aerospace US LLC, its sole member
By:	McKechnie Aerospace DE, Inc., its sole member
MCKECHNIE AEROSPACE DE, INC.
MCKECHNIE AEROSPACE US LLC
By:	McKechnie Aerospace DE, Inc., its sole member

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title:	Chairman of the Board of Directors, President and Chief Executive Officer

AIRBORNE ACQUISITION, INC.
AIRBORNE GLOBAL, INC.
AIRBORNE HOLDINGS, INC.
AVIATION TECHNOLOGIES, INC.
BRIDPORT-AIR CARRIER, INC.
BRIDPORT HOLDINGS, INC.
TRANSICOIL LLC
By:	Aviation Technologies, Inc., its sole member

By:	/s/ Michael J. Lisman
	Name:	Michael J. Lisman
	Title:	Chief Executive Officer and President

[Signature Page to Exxon Letter]

SOURIAU USA, INC.
LEACH INTERNATIONAL CORPORATION
TA AEROSPACE CO.
CMC ELECTRONICS AURORA LLC
ADVANCED INPUT DEVICES, INC.
TREALITY SVS LLC
SCIOTEQ LLC
AVISTA, INCORPORATED
AUXITROL WESTON USA, INC.
HYTEK FINISHES CO.
MASON ELECTRIC CO.
NMC GROUP, INC.
NORWICH AERO PRODUCTS, INC.
PALOMAR PRODUCTS, INC.
KORRY ELECTRONICS CO.
MEMTRON TECHNOLOGIES CO.
JOSLYN SUNBANK COMPANY, LLC
ARMTEC DEFENSE PRODUCTS CO.
ARMTEC COUNTERMEASURES CO.
ARMTEC COUNTERMEASURES TNO CO.
GAMESMAN INC.
ESTERLINE INTERNATIONAL COMPANY
LEACH HOLDING CORPORATION
LEACH TECHNOLOGY GROUP, INC.
ESTERLINE EUROPE COMPANY LLC
ANGUS ELECTRONICS CO.
JANCO CORPORATION
SUNBANK FAMILY OF COMPANIES, LLC
RACAL ACOUSTICS, INC.
ESTERLINE TECHNOLOGIES CORPORATION
17111 WATERVIEW PKWY LLC
By:	Esterline Technologies Corporation, its sole member
ESTERLINE TECHNOLOGIES SGIP LLC
By:	Esterline Technologies Corporation, its sole member

By:	/s/ Jonathan D. Crandall
Name:	Jonathan D. Crandall
Title:	Treasurer

cc:	Christopher M. Kelly, Esq. (Jones Day)
Michael J. Solecki, Esq. (Jones Day)

[Signature Page to Exxon Letter]